Exhibit 107

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered		Proposed Maximum Offering Price per Share	Proposed Maximum Aggregate Offering Price (2)	Amount of Registration Fee (3)

Common Stock, par value $0.0001	13,000,000	(1)	$4.00	$52,000,000	$5,730.40

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(1)	Represents shares offered by the selling stockholders.

(2)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457 under the Securities Act of 1933, as amended.

(3)	The registration fee has been calculated in accordance with Rule 457(a).